Exhibit 99.1

 PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT ANNOUNCES SAY ON PAY RESULTS
AND ELECTION OF DIRECTORS

Brookfield, June 17, 2016 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced that at the company’s annual meeting of shareholders held earlier today in Toronto, approximately 95% of Class A Limited Voting Shares (“Class A Shares”) voted in favour of an advisory vote approving the company’s approach to executive compensation.
In addition, at the meeting all eight nominees proposed for election to the board of directors by holders of Class A Shares and all eight nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	694,647,961	99.75	1,770,183	0.25
Angela F. Braly	694,603,312	99.74	1,814,832	0.26
Marcel R. Coutu	688,577,943	98.87	7,840,201	1.13
Maureen Kempston Darkes	687,471,506	98.72	8,946,638	1.28
Frank J. McKenna	691,936,194	99.36	4,481,950	0.64
Youssef A. Nasr	694,597,233	99.74	1,820,911	0.26
Seek Ngee Huat	694,535,811	99.73	1,882,333	0.27
Diana L. Taylor	690,030,707	99.08	6,387,437	0.92

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, J. Bruce Flatt, Robert J. Harding, David W. Kerr, Philip B. Lind, Lord O’Donnell and George S. Taylor.

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Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with $240 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.
For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: Suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com